FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, ON M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: March 21, 2005	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

EXHIBIT INDEX

1.	Press Release dated March 16, 2005.
2.	Audited Financial Statements.
3.	Management's Discussion & Analysis.

EXHIBIT 1

500 - 6 Adelaide St. East, Toronto, ON M5C 1H6 Tel.: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: GGG
March 16, 2005	AMEX: GLE

Glencairn Reports 2004 Year-End Results

Glencairn Gold Corporation is pleased to report its financial results for the year ended December 31, 2004 (all currency figures are in U.S. dollars). The consolidated financial statements along with management’s discussion and analysis, which can be viewed on our web site at www.glencairngold.com, have been filed on SEDAR (www.sedar.com) and will be mailed to shareholders in the Company’s annual report. A conference call and audio webcast has been scheduled for March 16, 2005, at 11 a.m. EST to discuss the results (see details below).

Highlights for 2004 include:

•	Gold sold increased 5% year over year to 47,983 oz. from 45,927 oz. in 2003
•	Sales increased by 22% to $19.7 million from $16.2 million in 2003
•	Tonnes milled at Limon Mine increased 20% to 341,234 from 284,116 in 2003
•	Financings provided $28.7 million, primarily to complete Bellavista Mine construction

Financial results for 2004 reflect the first full year of operations since the Company completed a business combination with Black Hawk Mining Inc. in late 2003 that brought the Limon Mine in Nicaragua and other assets in Nicaragua and Canada to the Company.

During 2004 the Company reported steadily improving results from Limon, its only source of gold production during the year, and these improvements continued into 2005. In the fourth quarter of 2004 the Company was essentially at break-even with a fourth quarter net loss of $323,000 or nil per share.

Selected Financial Information
	2004	2003	2002
Gold sales (oz.)	47,983	45,927	57,083
Average spot gold price ($/oz.)	$ 410	$ 363	$ 310
Average realized gold price ($/oz.)	$ 410	$ 332	$ 272
Cash operating costs ($/oz)	$ 308	$ 248	$ 214
Total cash costs ($/oz)	$ 331	$ 267	$ 227
Tonnes milled	341,234	284,116	314,567
Ore grade (grams/tonne)	5.1	5.7	6.2
Recovery (%)	84.6	88.1	86.8

(in thousands, except per share amounts)
Sales	$ 19,669	$ 16,182	$ 14,932
Cost of sales	$ 14,770	$ 11,395	$ 12,209
Net loss	$ 8,594	$ 1,249	$ 3,501
Loss per share - basic and diluted	$ 0.06	$ 0.02	$ 0.07

Cash	$ 13,728	$ 14,903	$ 754
Working capital	$ 18,693	$ 20,165	$ 4,036
Total assets	$ 60,973	$ 38,723	$ 17,268

2

Gold sales in 2004 increased to $19.7 million compared to $16.2 million in 2003. A total of 47,983 ounces of gold were sold in 2004 compared with 45,927 in 2003. The average realized price per ounce of gold sold was $410 in 2004 compared with $363 in 2003.

The Company recorded a net loss in 2004 of $8.6 million, or $0.06 per share, compared to a net loss of $1.2 million, or $0.02 per share, in 2003. The increased loss was attributable largely to an increase in exploration expenses of $4.6 million in 2004 up from $884,000 in 2003. General and administrative expenses also increased to $3.9 million from $1.5 million in 2003 as the Company was more active since the Black Hawk transaction and construction began at the Bellavista Mine in Costa Rica.

Earnings from mining operations were $1.1 million in 2004 compared to $2.1 million in 2003. During 2004, performance at the Limon Mine improved markedly in the second half of the year compared to the first half with total cash costs per ounce of gold sold declining to $311 from $355.

At Bellavista, the first ore will be placed on the leach pads in March 2005. Gold production is scheduled to begin in the second quarter of 2005. Production from the mine is expected to reach commercial quantities in the third quarter of 2005. Bellavista is designed to produce an average of 60,000 ounces of gold annually over an eight-year mine life.

Gold sales in 2005 are expected to reach 72,000 ounces. (In addition, Bellavista is expected to produce 5,000 ounces prior to reaching commercial production and the revenue from these ounces will be credited against the mine’s capital cost.) Total cash costs for 2005 are expected to be $299 per ounce and decline further when Bellavista is at full production.

2005 Production Estimates
Gold sales (oz.)
Limon	48,738
Bellavista	23,296
Total	72,034

Cash operating cost/oz. sold
Limon	282
Bellavista	281
Weighted Average	281

Total cash cost/oz. sold
Limon	303
Bellavista	289
Weighted Average	299

Working capital at December 31, 2004, was $18.7 million, of which $13.7 million was in cash, compared with $19.7 million at the end of 2003, $14.9 million of which was in cash.

Conference Call Information:
Date: March 16, 2005
Time: 11:00 a.m. EST (Toronto time)
Local: 416-695-5261
Toll Free (North America): 1-877-888-7019

3

Participant Audio Webcast: http://events.onlinebroadcasting.com/glencairn/031605/index.php

Conference Call Replay:
Replay Call: 416-695-5275
Replay Toll Free Call: 1-888-509-0081
Passcode: GLENCAIRN

The conference call will be available from 1 p.m. EST on March 16, 2005, until 11:59 p.m. EST on March 22, 2005.

To find out more about Glencairn Gold Corporation (TSX:GGG, AMEX:GLE), visit our website at www.glencairngold.com.

Glencairn Gold Corporation	Renmark Financial Communications Inc.
Kerry Knoll, President and CEO	Sylvain Laberge, slaberge@renmarkfinancial.com
Tel.: 416-860-0919	Tel.: 514-939-3989
www.glencairngold.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

EXHIBIT 2

Management’s Responsibility for Financial Reporting

        The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

        The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board’s review is accomplished principally through the audit committee, which is comprised of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

        The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

/s/ Kerry J. Knoll Kerry J. Knoll President and Chief Executive Officer	/s/ T. Derek Price T. Derek Price Vice President, Finance and Chief Financial Officer

Toronto, Ontario
March 8, 2005

Auditors’ Report

To the Shareholders of Glencairn Gold Corporation

        We have audited the consolidated balance sheets of Glencairn Gold Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Ontario
March 8, 2005

Comments by Auditors for US Readers on Canada-US Reporting Differences

        In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in Note 3 to these consolidated financial statements. Our report to the shareholders dated March 8, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Ontario
March 8, 2005

Glencairn Gold Corporation
Consolidated Statements of Operations
Years ended December 31, 2004 and 2003
(US Dollars and shares in thousands, except per share amounts)

	Note	2004	2003

	3		(restated)

Sales	5	$ 19,669	$ 16,182

Cost of sales		14,770	11,395
Royalties and production taxes		1,131	875
Depreciation and depletion		2,513	1,581
Accretion expense	12	275	257
Environmental remediation	12	(92)	--

		18,597	14,108

Earnings from mining operations		1,072	2,074

Expenses and other income
General and administrative		3,978	1,507
Stock options and warrants	13, 14	1,364	1,479
Exploration		4,598	884
Other income	6	(274)	(147)

		9,666	3,723

Loss before income taxes		(8,594)	(1,649)
Income tax recovery	16	--	(400)

Net loss		$ (8,594)	$(1,249)

Loss per share - basic and diluted	15	$ (0.06)	$ (0.02)

Weighted average number of shares outstanding		133,059	57,452

Glencairn Gold Corporation
Consolidated Statements of Deficit
Years ended December 31, 2004 and 2003
(US Dollars in thousands)

	Note	2004	2003

	3		(restated)

Balance as previously stated, beginning of year		$(1,478)	$(24,453)
Effect of accounting changes	3	--	(4,167)

Balance as restated, beginning of year		(1,478)	(28,620)
Net loss		(8,594)	(1,249)
Reduction in paid-up capital	13	--	28,391

Balance, end of year		$(10,072)	$(1,478)

The accompanying notes form an integral part of these consolidated financial statements.

Glencairn Gold Corporation
Consolidated Balance Sheets
As at December 31, 2004 and 2003
(US Dollars in thousands)

	Note	2004	2003

	3		(restated)

Assets
Current
Cash and cash equivalents		$ 13,728	$14,903
Marketable securities	7	1	443
Accounts receivable and prepaids	8	3,950	1,734
Product inventory	9	941	1,708
Supplies inventory		5,943	5,213

		24,563	24,001
Note receivable	19	353	329
Restricted cash	10	150	150
Property, plant and equipment	11	35,907	14,243

		$ 60,973	$ 38,723

Liabilities
Current
Accounts payable and accrued liabilities		$ 4,483	$ 3,249
Current portion of asset retirement obligations	12	1,387	587

		5,870	3,836
Asset retirement obligations	12	2,260	3,516

		8,130	7,352

Shareholders' Equity
Warrants	13	7,226	4,009
Agent's options	13	728	1,116
Contributed surplus	13	2,719	1,479
Common shares	13	52,242	26,245
Deficit		(10,072)	(1,478)

		52,843	31,371

		$ 60,973	$ 38,723

Contingencies and Commitments	11,20

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board

/s/ Ian J. McDonald Ian J. McDonald Director	/s/ Patrick J. Mars Patrick J. Mars Director

Glencairn Gold Corporation
Consolidated Statements of Cash Flows
Years ended December 31, 2004 and 2003
(in thousands of US Dollars)

	Note	2004	2003

	3		(restated)

Operating activities
Net loss		$(8,594)	$(1,249)
Asset retirement obligations settled	12	(770)	(232)
Items not affecting cash:
Mark to market gain on forward gold sales		--	(924)
Depreciation and depletion		2,513	1,581
Accretion expense	12	275	257
Environmental remediation	12	(92)	--
Stock options and warrants	13, 14	1,364	1,479
Gain on sale of marketable securities	6	(325)	(85)
Gain on sale of property, plant and equipment	6	(494)	(15)
Unrealized foreign exchange gain		(24)	(60)
Income tax recovery	16	--	(400)
Change in non-cash working capital	17	(961)	(985)

Cash used in operating activities		(7,108)	(633)

Financing activities
Common shares issued	13	28,702	13,661

Cash generated by financing activities		28,702	13,661

Investing activities
Proceeds from sale of marketable securities		767	483
Purchase of property, plant and equipment		(24,030)	(1,178)
Proceeds from sale of property, plant and equipment		494	29
Acquisition of cash from business combination	4	--	2,215
Costs related to business combination	4	--	(428)

Cash (used in) generated by investing activities		(22,769)	1,121

Increase (decrease) in cash and cash equivalents		(1,175)	14,149
Cash and cash equivalents, beginning of year		14,903	754

Cash and cash equivalents, end of year		$ 13,728	$ 14,903

Supplemental cash flow information	17

The accompanying notes form an integral part of these consolidated financial statements.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

1.    BASIS OF PRESENTATION

        Glencairn Gold Corporation’s (the “Company” or “Glencairn”) business is gold mining including exploration, development, extraction, processing and reclamation. The Company’s business also includes acquisition of gold properties in operation or in the development stage. In October 2003 the Company merged with Black Hawk Mining Inc. (“Black Hawk”) and acquired the Limon Mine and significant properties in Nicaragua and the Vogel exploration project in Canada. The Keystone site in Canada was also acquired in this merger. Production from this mine ceased in 2000 and site reclamation is in process. The business combination was accounted for as a reverse take-over and the comparative figures presented are those of Black Hawk (see note 4). In December 2003, construction of the mine and processing facilities commenced at the Company’s Bellavista Project in Costa Rica. Gold production is expected in the second quarter of 2005.

2.    ACCOUNTING POLICIES

(a)    Basis of consolidation

        The consolidated financial statements of the Company, which are expressed in U.S. dollars, have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its subsidiaries. Intercompany transactions have been eliminated on consolidation.

(b)    Use of estimates

        The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accounts which require management to make material estimates and significant assumptions in determining amounts recorded include accounts receivable, depreciation and depletion, property, plant and equipment, accrued liabilities, provision for reclamation, future income taxes and contingencies. Actual results may differ from these estimates.

(c)    Revenue recognition

        Revenue from metal sales is recognized when title and risk pass to a third party customer.

(d)    Exploration and development expenditures

        Significant property acquisition costs are capitalized. Exploration and development expenditures are expensed until a feasibility study has been completed that indicates the property is economically feasible. Capitalized costs are written down to their estimated recoverable amount if properties are determined to be uneconomic or are placed for sale (see note 3).

(e)    Income taxes

        The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between the financial statement and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

(f)      Cash and cash equivalents

        Cash and cash equivalents comprise cash and money market investments with an original term of 90 days or less which are readily convertible into cash.

(g)     Marketable securities

        Marketable securities are carried at the lower of cost and market.

(h)    Inventories

        Product inventory, which consists of gold in doré and refined form, is valued at the lower of production cost and net realizable value. Supplies inventory is stated at the lower of average cost and replacement cost.

(i)    Property, plant and equipment

        Property, plant and equipment including mine development expenditures are carried at cost less accumulated depreciation and depletion and less any write-downs to recognize impairments. Depreciation and depletion are charged to earnings on a unit-of-production basis over estimated mineral reserves. Properties under development include initial acquisition costs and costs incurred subsequent to completion of an economic feasibility study.

        When impairment conditions are identified, reviews of producing properties and properties under development are conducted. The carrying values of property, plant and equipment, which are not assessed as economically viable, are written down to fair value, which is determined using a discounted cash flow model.

(j)      Asset retirement obligations

        The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in the initial measurement at fair value. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded (see note 3).

(k)      Hedging transactions

        Gains or losses on the early settlement of hedge contracts are deferred and brought into revenue based upon the originally designated delivery dates. The market value of outstanding forward sales contracts is recognized in revenue through a mark-to-market adjustment. Other derivative contracts were recognized as hedges. The Company’s hedge commitments were completed in June 2003 and no additional hedging has been entered into since that date. During 2004, the Company adopted Accounting Guideline 13 – Hedging relationships. The adoption of this new standard had no impact on the Company’s financial statements.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

(l)     Foreign currency translation

        The Company’s foreign operations are classified as integrated for foreign currency translation purposes. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate during the period with the exception of depreciation and depletion which is translated at the historical rate recorded for property, plant and equipment. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in the determination of earnings for the current period. The functional currency of the Company is the US dollar.

(m)     Stock-based compensation and other stock-based payments

        The Company records compensation expense for stock options granted to employees based on the fair value of the options on the grant date (see notes 13 and 14).

3.    ACCOUNTING CHANGES

(a)     Asset retirement obligations

        On January 1, 2004, the Company retroactively adopted the recommendations under Section 3110, Asset Retirement Obligations, of the Canadian Institute of Chartered Accountants Handbook (“Section 3110”). Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The adjustments resulting from this change have been reflected in these financial statements on a retroactive basis.

        These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in the initial measurement at fair value. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded. This differs from prior practice that involved accruing for the estimated reclamation and closure liability through charges to the statement of operations over the life of the mine.

        This change in accounting policy has been applied retroactively and had the effect of increasing (decreasing) the following:

	2004	2003

(in thousands)
Net loss	$(1,611)	$ (334)
Opening deficit	2,588	2,922
Property, plant and equipment	299	237
Asset retirement obligations	710	2,320

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

(b)     Exploration and development expenditures

        In 2003, the Company changed its accounting policy related to exploration and development expenditures. Previously, the policy was to capitalize acquisition and exploration costs for properties with development potential until the economic viability of the project was determined. Under the revised policy, exploration costs are expensed as incurred. Accumulated costs relating to abandoned properties are expensed in the year of abandonment.

        This change in accounting policy has been applied retroactively and had the effect of increasing (decreasing) the following:

2003

(in thousands)
Net loss	$ 50
Opening deficit	1,245
Property, plant and equipment	(1,245)

4. ACQUISITION OF BLACK HAWK MINING INC.

        On October 17, 2003, the Company acquired all the issued shares of Black Hawk Mining Inc. (“Black Hawk”). Under the terms of the purchase agreement, the Company issued one common share for every three shares of Black Hawk. The acquisition resulted in the issuance of 47,420,000 shares to Black Hawk shareholders. As a result of this transaction, Black Hawk became a wholly owned subsidiary of the Company.

        The business combination between Glencairn (legal parent) and Black Hawk (legal subsidiary) was accounted for as a reverse take-over, using the purchase method. Application of reverse take-over accounting resulted in the following:

(a)	Black Hawk was deemed to be the parent company and Glencairn was deemed to be the subsidiary company for accounting purposes.

(b)	The financial statements of the combined entity are issued under the name of the legal parent, Glencairn, but are considered a continuation of the financial statements of the legal subsidiary, Black Hawk. Comparative amounts are those of Black Hawk.

(c)	Black Hawk was deemed to be the acquirer for accounting purposes; its assets and liabilities are included in the consolidated balance sheet at their historical carrying values. Glencairn assets and liabilities were adjusted to record the allocation of the purchase price as summarized in the table below:

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

2003

(in thousands)

Purchase price:
Common shares	$ 8,834
Acquisition costs	428

$ 9,262

Net assets acquired:
Cash	$ 2,215
Marketable securities	840
Other current assets	49
Mineral properties and fixed assets	6,214
Other non-current assets	150
Current liabilities	(206)

$ 9,262

        The purchase price exceeded the net asset value of Glencairn by $4,761,000 on the date of the acquisition. The excess amount has been applied to increase the carrying value of marketable securities by $400,000 and property, plant and equipment by $4,361,000.

        The results of operations of Glencairn have been included in the consolidated financial statements from October 17, 2003.

5.    SALES

	2004	2003

(in thousands)

Gold sales	$19,669	$15,258
Mark-to-market gain on forward
gold sale contracts	--	924

	$19,669	$16,182

6.    OTHER INCOME

	2004	2003

(in thousands)

Interest and other income	$(280)	$(42)
Gain on sale of marketable securities	(325)	(85)
Gain on sale of property, plant and
equipment	(494)	(15)
Municipal tax expense for depleted site	610	--
Other expenses	215	(5)

	$(274)	$(147)

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

7.    MARKETABLE SECURITIES

        Marketable securities at December 31, 2004 consist of common share purchase warrants of a publicly traded company, recorded at $1,000, which have a market value of $17,000.

8.    ACCOUNTS RECEIVABLE AND PREPAIDS

        Accounts receivable and prepaids includes advances and deposits of $2,213,000 made to suppliers of goods and services for the Bellavista Project. These advances and deposits will be charged to property, plant and equipment when the goods are received and installed and the services are completed.

9.    PRODUCT INVENTORY

	2004	2003

Ounces of gold	2,278	4,126

Cost per ounce (lower of production cost
and net realizable value)	$ 413	$ 414

Amount (in thousands)	$ 941	$1,708

10.    RESTRICTED CASH

        The Company has placed a $150,000 deposit with a bank to secure a letter of guarantee issued by the bank to a Costa Rican government authority to ensure the Company’s future reclamation obligations are completed.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

11.    PROPERTY, PLANT AND EQUIPMENT

	2004	2003

(in thousands)

Producing property
Limon Mine, Nicaragua
Property, plant and equipment	$ 20,486	$ 17,539
Accumulated depreciation and depletion	(14,318)	(11,714)

	6,168	5,825

Development property
Bellavista Project, Costa Rica	28,140	6,829

Development property held for sale
Vogel Project, Canada	1,498	1,498

Corporate
Equipment	149	95
Accumulated depreciation
	(48)	(4)

	101	91

Depleted property
Keystone Mine, Canada
Property, plant and equipment	11,823	14,097
Accumulated depreciation and depletion	(11,823)	(14,097)

	$ 35,907	$ 14,243

(a)    Limon Mine, Nicaragua

        The Limon Mine is located approximately 100 kilometres north of Managua, the capital of Nicaragua and includes a 1,000 tonne per day mill, an underground mine and a mineral concession that encompasses 120 square kilometers (12,000 hectares). Gold production from this mine is subject to a 3% net smelter return (“NSR”) royalty.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

(b)    Bellavista Project, Costa Rica

        The Bellavista Project is located approximately 70 kilometres west northwest of San Jose, the capital of Costa Rica and includes two exploitation concessions and one exploration concession under application, covering a contiguous area totaling 40 square kilometers (4,000 hectares). The Company is responsible for a final purchase payment of Cdn$1,000,000 to a former owner of the property upon the commencement of commercial production at Bellavista. The property is subject to three royalty interests. The Carib royalty consists of an annual advance payment of $200,000 and a dividend payable upon commencement of production determined by a complex mechanism involving varying percentages of the project’s net cash flow which is calculated after taking into account all other royalties and any Costa Rican taxes due. The production royalty escalates based on the extent to which project expenditures have been paid back to the Company. The project expenditures include all pre-production and capital costs incurred from 1984 together with deemed compounded interest (calculated at the U.S. prime rate plus 2%) on such expenditures until production commences (in total this number is known as the “expenditure base”). The Carib production royalty is at 7.22% until the expenditure base is repaid, 13.25% until twice the expenditure base is repaid and 25.78% thereafter. The Montezuma royalty is calculated in a similar fashion to the Carib royalty, but is based on net cash flow before income tax, and varies from 3% to 10%. The Dobles royalty is a 3% percent net smelter return royalty, payable on production from Exploitation Concession 21A Expansion (the Lagunilla area), up to a cap of $2.5 million.

(c)    Vogel Project, Canada

        The Vogel Project is located near Timmins, Ontario. The property is subject to a 2% NSR royalty, increasing to 3% after capital payback, should the project be brought into production. This property is being held for sale. The carrying value was restated at the beginning of 2003 due to a change in accounting policy (see note 3).

(d)    Keystone Mine, Canada

        The Keystone Mine is located approximately 1,000 kilometres northwest of Winnipeg, Manitoba and includes a mill in Lynn Lake, Manitoba and the Farley Lake open pit. Mining operations ceased in November 1999 and milling of stockpiled ore ceased in April 2000. Reclamation of the mill and mine sites is in process.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

12.    ASSET RETIREMENT OBLIGATIONS

	Year ended December 31, 2004

	Limon Mine	Bellavista Project	Keystone Mine	Total

Balance, beginning of period	$ 1,891	$ 15	$ 2,197	$ 4,103
Liabilities incurred	--	284	--	284
Liabilities settled	--	--	(770)	(770)
Accretion expense	132	1	142	275
Impact of revisions in estimated cash flows
Adjustments to carrying value of assets	(153)	--	--	(153)
Adjustment to earnings	(173)	--	81	(92)

Balance, end of period	1,697	300	1,650	3,647
Less: current portion	--	--	1,387	1,387

	$ 1,697	$ 300	$ 263	$ 2,260

	Year ended December 31, 2003

	Limon Mine	Bellavista Project	Keystone Mine	Total

Balance, beginning of period	$1,768	$ --	$ 2,295	$ 4,063
Liabilities incurred	--	15	--	15
Liabilities settled	--	--	(232)	(232)
Accretion expense	123	--	134	257

Balance, end of period	1,891	15	2,197	4,103
Less: current portion	--	--	587	587

	$1,891	$ 15	$ 1,610	$ 3,516

The Company’s asset retirement obligation relate to three sites:

(a)     Limon Mine, Nicaragua

        This site is operating. Future undiscounted cash obligations of approximately $2,848,000, most of which will be incurred after the mine closes in 2010, result mainly from the legal requirements to remove the surface and underground facilities and to revegetate the tailings impoundment area. In 2004, the estimated future discounted cash flows decreased by $326,000 due to the increase in the mine life of three years. Of this amount, $153,000 was applied to the carrying value of asset retirement costs and $173,000 was applied to earnings. The estimated cash flows were discounted using a credit adjusted risk free rate of 7.00%.

(b)     Bellavista Project, Costa Rica

        This site is under construction. Future undiscounted cash obligations of approximately $602,000, which will be incurred after the mine closes, have resulted from the disturbance to the site caused by the construction of the leach pad, ponds and buildings. The estimated cash flows were discounted using a credit adjusted risk free rate of 7.00%.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

(c)    Keystone Mine, Canada

        This site is undergoing closure and reclamation. Future undiscounted cash obligations of approximately $1,800,000, which will be incurred in the years from 2005 to 2009, consist of demolition and removal of buildings, dredging of the tailings pond, revegetation of the open pits and water treatment. In 2004, the estimated future discounted cash flows increased by $81,000 due to changes in the timing of future undiscounted cash obligations. This amount was charged to earnings. The estimated cash flows were discounted using credit adjusted risk free rates ranging from 6.25% to 6.50%.

13.    CAPITAL STOCK

i) Common shares

Authorized capital stock of Glencairn is an unlimited number of common shares.

A summary of the transactions in the common share account in 2003 and 2004 is presented below:

	Number of Common Shares	Amount

(in thousands)

Black Hawk common shares
At December 31, 2002	141,831	$ 37,267
Employee share purchase plan (a)(i)	70	8
Share options exercised (a)(ii)	360	31

At October 16, 2003	142,261	37,306
Reduction in the paid-up share capital of
the common shares of Black Hawk (b)	--	(28,391)
Adjustment on acquisition of Black Hawk	(142,261)	--

At October 17, 2003	--	8,915
Glencairn common shares
At October 17, 2003	24,947	--
Shares issued on acquisition of Black Hawk	47,420	8,834
Private placements (c)	30,631	9,454
Share options exercised (d)	143	35
Warrants exercised	381	205
Less: share issue costs	--	(1,198)

At December 31, 2003	103,522	26,245
Prospectus financings (e)	48,200	26,844
Share options exercised (d)	143	84
Warrants exercised	1,599	1,099
Agent's options exercised	934	618
Less: share issue costs	--	(2,648)

At December 31, 2004	154,398	$ 52,242

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

(a)	Black Hawk had an employee share incentive plan, which included a share purchase plan and a stock option plan. The employee purchase plan was terminated on October 17, 2003. Compensation expense was recognized for stock options issued in 2003. The 3,415,000 options outstanding at October 17, 2003 were converted to 1,138,324 options of Glencairn.

(b)	On October 10, 2003, the shareholders of Black Hawk confirmed and ratified a special by-law whereby the paid-up share capital of the common shares was reduced, effective immediately prior to the amalgamation with a wholly owned subsidiary of Glencairn, by an amount equal to the deficit at the time of the reduction. The deficit was reduced by $28,391,000 and $28,391,000 was deducted from the stated capital of Black Hawk.

(c)	On October 17, 2003, Glencairn’s private placement of 17,107,632 special warrants at a price of Cdn$0.45 per special warrant for Cdn$7,700,000 ($5,830,000) was released from escrow. The private placement had closed on September 18, 2003. Each special warrant was exercisable into one common share and one-half of a share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$0.65 for up to 18 months after closing. The special warrants were exercised on October 17, 2003 resulting in the issuance of 17,105,632 common shares and 8,552,816 share purchase warrants. The agents received a 6% cash commission and were granted compensation options for the purchase of 1,555,556 units at the offering price for 18 months after closing. Each unit will comprise of one common share and one-half of one compensation warrant. Each compensation warrant entitles the holder to purchase one common share at a price of Cdn$0.65 for 18 months after closing.

On November 26, 2003, Glencairn closed a private placement of 13,525,000 units at a price of Cdn$0.85 per unit for aggregate gross proceeds of Cdn$11.5 million ($8,749,000). Each unit is comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 for 5 years after closing.

(d)	Glencairn has a stock option plan whereby Glencairn’s directors may from time to time grant options to directors, officers, and employees. The maximum term of any option may be ten years, but generally options are granted for five years or less. The exercise price of an option is not less than the average of the high and low price on the Toronto Stock Exchange on the grant date. Generally, options are vested immediately. Compensation expense was recognized for the options issued in 2003 and 2004. At December 31, 2004 there were 1,040,931 options available for grant under the plan.

(e)	On March 3, 2004, the Company closed a prospectus financing of 30,000,000 units at a price of Cdn$0.85 per unit for aggregate gross proceeds of Cdn$25.5 million ($19,072,000). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The Company allocated Cdn$0.77 to each common share and Cdn$0.08 to each one half of one warrant. The prospectus financing had an over-allotment option. On March 18, the Company closed the over-allotment option of 4,500,000 units at a price of Cdn$0.85 per unit for aggregate gross proceeds of Cdn$3.8 million ($2,878,000).

On December 9, 2004, the Company closed a prospectus financing of 13,700,000 units at a price of Cdn$0.73 per unit for gross proceeds of Cdn$10.0 million ($8,195,000). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The Company allocated Cdn$0.62 to each common share and Cdn$0.11 to each one half of one warrant.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

(f)     A summary of the share option transactions in 2003 and 2004 is presented below:

	Number of Options	Weighted- Average Exercise Price (Cdn$)

(in thousands)

Black Hawk options
At December 31, 2002	3,960	$0.32
Cancelled/Expired	(335)	1.13
Exercised	(360)	0.12
Granted	150	0.16

At October 16, 2003	3,415	0.26
Adjustment on acquisition of Black Hawk	(3,415)	0.26

At October 17, 2003	--	--
Glencairn options
At October 17, 2003	2,008	0.40
Conversion of Black Hawk options	1,138	0.77
Cancelled/Expired	(67)	0.72
Exercised	(143)	0.32
Granted	5,027	0.95

At December 31, 2003	7,963	0.80
Cancelled/Expired	(670)	0.93
Exercised	(143)	0.55
Granted	5,335	0.65

At December 31, 2004	12,485	$0.73

The following tables summarize information about the stock options outstanding at December 31, 2004:

Options outstanding

Exercise Prices	Number Outstanding at December 31, 2004	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price

(Cdn$)	(in thousands)	(in years)	(Cdn$)

$0.23 to $0.50	2,395	3.0	$0.37
$0.52 to $0.95	9,835	4.1	0.78
$1.17 to $3.00	255	1.5	2.00

$0.23 to $3.00	12,485	3.8	$0.73

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

Options exercisable

Exercise Prices	Number Outstanding at December 31, 2004	Weighted- Average Exercise Price

(Cdn$)	(in thousands)	(Cdn$)

$0.23 to $0.50	2,378	$0.37
$0.52 to $0.95	9,635	0.78
$1.17 to $3.00	255	2.00

$0.23 to $3.00	12,268	$0.73

ii)     Warrants

A summary of the transactions in the warrant account in 2003 and 2004 is as follows:

	Number of Warrants	Amount

(in thousands)
Black Hawk warrants
At December 31, 2002	935	$ --
Cancelled/Expired	(100)	--

At October 16, 2003	835	--
Adjustment on acquisition of Black Hawk	(835)	--

At October 17, 2003	--	--
Glencairn warrants
At October 17, 2003	4,256	--
Conversion of Black Hawk warrants	278	--
Private placement (a)	8,553	1,623
Private placement (b)	6,762	2,386
Exercise of warrants	(381)	--

At December 31, 2003	19,468	4,009
Prospectus financing (c)	17,250	2,066
Prospectus financing (d)	6,850	1,235
Exercise of warrants	(1,599)	(276)
Extension of warrant (e)	--	103
Expiry of warrants	(210)	--
Exercise of agent's options	467	89

At December 31, 2004	42,226	$ 7,226

(a)	The fair value of the warrants was estimated on the closing date using the Black-Scholes warrant-pricing model with the following weighted-average assumptions:

Expected life in years:	1
Risk free interest rate:	3.00%
Expected volatility:	80%
Dividend yield:	0%

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

(b)	The fair value of the warrants was estimated on the closing date using the Black-Scholes warrant-pricing model with the following weighted-average assumptions:

Expected life in years:	3
Risk free interest rate:	3.75%
Expected volatility:	65%
Dividend yield:	0%

(c)	The fair value of the warrants was estimated on the closing date using the Black-Scholes warrant-pricing model with the following weighted-average assumptions:

Expected life in years:	3.7
Risk free interest rate:	2.8%
Expected volatility:	35%
Dividend yield:	0%

(d)	The fair value of the warrants was estimated on the closing date using the Black-Scholes warrant-pricing model with the following weighted-average assumptions:

Expected life in years:	3
Risk free interest rate:	2.8%
Expected volatility:	35%
Dividend yield:	0%

(e)	On August 10, 2004, the Company extended the expiry date of 1,982,500 warrants exercisable into common shares at Cdn$0.60 that were issued on September 5, 2002 to March 5, 2005 from the original date of September 5, 2004. The Company recognized warrant expense of $103,000. The fair value of the warrants is estimated on the extension date using the Black-Scholes warrant-pricing model with the following weighted-average assumptions:

Expected life in years:	7
Risk free interest rate:	3.75
Expected volatility:	65%
Dividend yield:	0%

        The following table summarizes further information about the warrants outstanding at December 31, 2004:

Exercise Prices	Number Outstanding at December 31, 2004	Expiry Date

(Cdn$)	(in thousands)

$0.60	1,829	March 5, 2005
$0.65	1,871	April 15, 2005
$0.65	7,664	March 18, 2005
$1.25	30,862	November 26, 2008

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

iii)    Agent’s Options

        A summary of the transactions in the agent’s options account in 2003 and 2004 is as follows:

	Number of Agent's Options	Amount

(in thousands)
Black Hawk agent's options
At December 31, 2002 and
October 16, 2003	--	$ --
Glencairn agent's options
At October 17, 2003 (a)	481	--
Private placement (b)	1,556	648
Private placement (c)	1,352	468

At December 31, 2003	3,389	1,116
Exercise of agent's options	(933)	(388)
Expiry of agent's options (a)	(481)	--

At December 31, 2004	1,975	$ 728

a)	In 2002, as part of a private placement, the Agent was granted an option to acquire 481,300 units exercisable at Cdn$0.50 per unit expiring September 5, 2004.

b)	In 2003, as part of a private placement, the Agent was granted an option to acquire 1,555,556 units exercisable at Cdn$0.45 per unit expiring March 18, 2005. Each unit consists of one common share and one-half of a share purchase warrant with each full warrant entitling the holder to acquire a further common share priced at Cdn$0.65 expiring March 18, 2005. The fair value of the units was estimated on the closing date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected life in years:	1
Risk free interest rate:	3.00%
Expected volatility:	80%
Dividend yield:	0%

c)	In 2003, as part of a private placement, the Agent was granted an option to acquire 1,352,500 common shares exercisable at Cdn$0.85 per unit expiring November 26, 2005. The fair value of the units was estimated on the closing date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected life in years:	1
Risk free interest rate:	3.00%
Expected volatility:	80%
Dividend yield:	0%

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

iv) Contributed surplus

        A summary of the transactions in the contributed surplus account in 2003 and 2004 is as follows:

Amount

(in thousands)
Black Hawk contributed surplus
At December 31, 2002 and
October 16, 2003	$ --
Glencairn contributed surplus
At October 17, 2003	--
Grant of stock options	1,479

At December 31, 2003	1,479
Grant of stock options	1,261
Exercise of stock options	(21)

At December 31, 2004	$ 2,719

14.    STOCK – BASED COMPENSATION

        The Company’s stock option plan is described in Note 12. The Company uses the fair value method of accounting and recognized stock option expense of $1,261,000 (2003 — $1,479,000) for its stock-based compensation plan. The policy was effective on January 1, 2003 and applied on a prospective basis.

        The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected life in years:	3
Risk free interest rate:	3.75%
Expected volatility:	65%
Dividend yield:	0%

15.    EARNINGS PER SHARE

        Earnings per share (“EPS”) is calculated using the weighted average number of common shares outstanding during the period. The diluted EPS is calculated using the treasury stock method. The calculation of diluted EPS assumes that share options and warrants are exercised at the beginning of the period, or at the time of issue, if later. Share options and warrants with an exercise price greater than the average market price of the common shares were not included in the calculation of diluted EPS, as the effect would be anti-dilutive. The average market price of the common shares traded during the year ended December 31, 2004 was Cdn$0.67 (2003 — Cdn$0.65).

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

16. INCOME TAXES

(a)	The income taxes recovered are as follows:

	2004	2003

(in thousands)
Current - Canada	$ --	$ --
Future - Canada	--	(400)

	$ --	$(400)

(b)	The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective rate on income is as follows:

	2004	2003

Combined statutory rate	36.1%	36.6%

(in thousands)

Expected income tax recovery at statutory rate	$(3,102)	$ (726)
Difference in foreign tax rates	218	(1,710)
Non-recognition of benefit of losses	1,944	1,895
Non-deductible expenses
Stock option expense	455	--
Flow-through exploration expense	435	--
Permanent differences	--	541
Income tax recovery	--	(400)

	$ --	$ (400)

Effective tax recovery rate	0.0%	20.2%

(c)	The Company has operating losses of prior years available to offset future taxable income in Canada and Nicaragua. Substantially all of these losses are restricted in their utilization to income from mining operations and expire as follows:

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

	Canada	Nicaragua

(in thousands)
Expiry

2005	$ 1,561	$11,199
2006	3,617	10,230
2007	4,152	5,260
2008	2,554	--
2009	2,754	--
2010	3,089	--
2014	3,053	--

	$20,780	$26,689

        The potential benefit of these losses has not been recognized in the consolidated financial statements.

(d)	For Canadian income tax purposes, the Company has temporary differences of $19,866,000, which do not expire and relate to mineral properties and fixed assets; the benefit of these differences has not been recognized in the consolidated financial statements as the criteria for realization has not been met.

        The Company’s current tax structure involves significant amounts of inter-company debt that generates interest expense and serves to reduce earnings and therefore taxes in foreign jurisdictions. While management does not believe that there is a significant risk to the Company’s tax structure, there can be no assurance that taxation authorities will not seek to challenge the structure in the future.

17.    SUPPLEMENTAL CASH FLOW INFORMATION

        Change in non-cash working capital

	2004	2003

(in thousands)

Accounts receivable and prepaids	$(2,216)	$(437)
Product inventory	751	(418)
Supplies inventory	(730)	62
Accounts payable and accrued liabilities	1,234	(192)

	$ (961)	$(985)

        Non-cash financing and investing activities

	2004	2003

(in thousands)

Common shares issued to acquire Black
Black Hawk Mining Inc.	$ --	$8,834

        Operating activities included the following cash payments

	2004	2003

(in thousands)

Interest paid	$ 6	$ 5

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

18.    FINANCIAL INSTRUMENTS AND FINANCIAL RISK

        The carrying value of the Company’s short term financial instruments, comprised of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to their short term nature. Note receivable is a long-term financial instrument carried at face value at December 31, 2004 of $353,000 (2003 — $329,000) and secured by a pledge of 333,333 common shares of the Company. The note’s fair value at December 31, 2004 was estimated to be $309,000 (2003 — $191,000). The Company expects to realize this amount from sale of the pledged shares.

The Company’s potential significant financial risks are as follows:

Gold Price Risk — The profitability of the Company is directly related to the market price of gold. The Company has previously employed forward contracts and options to manage exposure to fluctuations in the gold price. No gold hedge contracts were outstanding at December 31, 2004.

Foreign Currency Risk — The functional currency of the Company is the US dollar but it also operates using the Canadian dollar, Nicaraguan Cordoba and the Costa Rican Colon, and as such may be affected by fluctuations in foreign exchange rates. Sales are denominated in US dollars, while a significant percentage of its expenses and financing are denominated in non-US dollars. The Company monitors these currencies but has not entered into derivative instruments to hedge against this risk.

Credit Risk —The Company is subject to the credit risk of its single customer and other counter parties to contracts. It monitors this risk and does not consider the likelihood of a material loss to be significant.

19.     RELATED PARTY TRANSACTIONS

(a)	Note receivable at December 31, 2004 and 2003 is a loan of Cdn $425,000 (2004 — $353,000, 2003 — $329,000) outstanding from a director of the Company. This loan is non-interest bearing, repayable on or before September 6, 2006 and secured by a pledge of 333,333 common shares of the Company.

(b)	In October 2001, the Company engaged a subsidiary of Breakwater Resources Ltd. (“Breakwater”) to provide purchasing and logistics services for the Limon Mine. At December 31, 2004, three of the directors of the Company were also directors or officers of Breakwater. Cost of sales for the year ended December 31, 2004 includes costs of $110,000 (2003 — $124,000) arising from this agreement. Included in accounts payable at December 31, 2004 is $8,000 related to these costs.

(c)	On April 1, 2002, the Company engaged Breakwater as manager of the Limon Mine. The agreement was terminated on October 16, 2003. Breakwater was entitled to an annual fee of $100,000, reimbursement of certain expenses and a bonus if costs were reduced by certain amounts. Cost of sales for the year ended December 31, 2003 includes costs of $145,000 arising from this agreement.

(d)	During 2004, the Company purchased materials and supplies from Breakwater for $367,000 (2003 — $396,000). Included in accounts payable at December 31, 2004 is $nil related to these purchases. The cost of these purchases are included in cost of sales or inventory.

(e)	General and administrative expense for the year ended December 31, 2003 includes consulting and other fees and rent of $66,000 charged by Breakwater.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

(f)	On March 25, 2003, the Company purchased mining equipment from Wheaton River Minerals Ltd. (“Wheaton River”) for cash of $50,000 and 600,000 common shares of the Company with a value of $200,000. A director of the Company is a director of Wheaton River.

(g)	During 2003, the Company engaged Endeavour Financial Ltd. (“Endeavour”) to provide assistance in arranging financing for its Bellavista Property in Costa Rica and to finance future acquisitions. A director of the Company is a director of Endeavour. A commission of $109,000 in connection with the private placement that closed on October 17, 2003 was paid to Endeavour and was included in share issue costs. A commission of $228,000 in connection with the prospectus financing that closed on March 3, 2004 was paid to Endeavour and was included in share issue costs. General and administrative expense for the year ended December 31, 2004 includes consulting fees of $45,000 (2003 — $19,000) paid to Endeavour. This contract was terminated in 2004.

(h)	General and administrative expense at December 31, 2004 includes a recovery of $50,000 (2003- $20,000) for administrative services from Patent Enforcement and Royalties Ltd. (“PEARL”). Two of the directors of PEARL are also directors of the Company. Accounts receivable at December 31, 2004 includes $70,000 related to these amounts.

(i)	General and administrative expense at December 31, 2003 includes $26,000 in consulting fees paid to a corporation controlled by two directors and officers of the Company.

20.     CONTINGENCIES AND COMMITMENTS

(a)	The Company’s mining and exploration activities are subject to various government laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes that its operations comply in all material respects with all applicable past and present laws and regulations. The Company records provisions for post-closure reclamation obligations based on management’s estimate of such costs at that time. Such estimates are, however, subject to changes in laws and regulations.

(b)	The Company is involved in various legal actions in the normal course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or its results.

(c)	On May 9, 2002, the Company received a complaint from a refinery, in connection with a bankruptcy proceeding, alleging preferential distributions of gold and silver to the Company. The value of the gold and silver was estimated to be $1,283,000. In the opinion of management the complaint is without merit.

(d)	In November 2004, a complaint was filed by the State of Maine against Black Hawk; Kerramerican, Inc. (“Kerramerican”), a subsidiary of Noranda Inc. (“Noranda”); and Denison Energy Inc. (“Denison Energy”) in respect of the remediation of a former base metal mining operation near Blue Hill, Maine in which Black Hawk held a 40% interest. The mine closed in 1977 and was rehabilitated in accordance with the approved mine closure plan by Kerramerican, who was the operator and holder of remaining 60% interest in the operation. The complaint alleges that the mine site is a hazardous waste treatment, storage or disposal facility and that each of the named parties has or is contributing to past or present handling, storage, treatment or disposal of hazardous wastes. The State of Maine has indicated that its objective is the additional remediation of the site. The entire cost of remediation is estimated to be $10 million at December 31, 2004.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

In January 2005, Kerramerican, Keradmex, Inc., a subsidiary of Noranda, and Noranda issued a counterclaim against Black Hawk, the Company, Dension Mines Inc., and Denison Energy claiming damages in the amount of $15,000,000, contribution and indemnity and a declaration that the defendants by counterclaim are liable under Maine common law and U.S. statutory law for the contamination of the Blue Hill property. The counterclaim is being defended on the grounds that the Company is not a proper party and that Black Hawk has no liability given the indemnity.

In February 2005, Kerramerican joined the Company and Denison Mines Inc. in its pleadings. It is not possible to predict the likelihood of recovery by the Attorney General from the Company; however, under applicable federal and state law, any potentially responsible party is jointly and severally liable for 100% of all required remediation It is then up to the potentially responsible parties to negotiate or obtain an adjudication of their respective allocable shares of such responsibility. Glencairn believes that it is not a proper party to the action and that Black Hawk is not responsible for the additional remediation because Black Hawk was fully indemnified in the joint venture agreement by Kerramerican. Proceedings have been commenced in Ontario by Black Hawk to enforce the indemnity. The outcome of litigation cannot be determined at this time.

(e)	In June 2004, the Company reached an agreement with the Town of Lynn Lake in Manitoba (the “Town”) and the Manitoba Provincial Assessor for municipal tax arrears and penalties related to the Company’s assets for the year 1997 to 2003. The Company paid Cdn$825,000 (US$610,000) to the Town in September 2004. The parties agreed to cease all ongoing legal action and the Town released a bond of Cdn$250,000, the chattel mortgage on the mill and liens on equipment (see note 21(c)).

(f)	In December 2004, a subsidiary of the Company was made a party to a legal proceeding brought on by an anti-mining special interest group in Costa Rica, before the Constitutional Court of Costa Rica. The legal proceeding involves three branches of the government and alleges that there were several deficiencies in the process followed by the government in granting permits for the Bellavista Mine. The legal proceeding does not include a challenge to the exploitation concession under which the subsidiary holds its mineral rights to the Bellavista Mine. The Company has reviewed the allegations and believes that they are without legal merit and factual basis.

21.     SEGMENT INFORMATION

        The Company is organized into three operating segments: Limon Mine (Nicaragua), Bellavista Project (Costa Rica) and Corporate (Canada). The Vogel Project and the Keystone Mine, which ceased operating in April 2000, are included in the Corporate segment. The Company evaluates performance based on net earnings or loss. The Company’s segments are summarized in the table below.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

(i)	Segment Statements of Operations (thousands of dollars)

	Year ended December 31, 2004

	Limon Mine	Bellavista Project	Corporate	Total

Sales	$ 19,669	$ --	$ --	$ 19,669

Cost of sales	14,770	--	--	14,770
Royalties and production taxes	1,131	--	--	1,131
Depreciation and depletion	2,468	--	45	2,513
Accretion expense	132	1	142	275
Environmental remediation	(173)	--	81	(92)

	18,328	1	268	18,597

Earnings (loss) from mining operations	1,341	(1)	(268)	1,072

Expenses and other income
General and administrative	--	--	3,978	3,978
Stock options and warrants	--	--	1,364	1,364
Exploration	3,295	--	1,303	4,598
Other (income) expenses	241	--	(515)	(274)

	3,536	--	6,130	9,666

Loss before income taxes	(2,195)	(1)	(6,398)	(8,594)
Income taxes recovered	--	--	--	--

Net loss	$(2,195)	$ (1)	$(6,398)	$(8,594)

	Year ended December 31, 2003

	Limon Mine	Bellavista Project	Corporate	Total

Sales	$16,182	$ --	$ --	$ 16,182

Cost of sales	11,395	--	--	11,395
Royalties and production taxes	875	--	--	875
Depreciation and depletion	1,578	--	3	1,581
Accretion expense	123	--	134	257
Environmental remediation	--	--	--	--

	13,971	--	137	14,108

Earnings (loss) from mining operations	2,211	--	(137)	2,074

Expenses and other income
General and administrative	--	--	1,507	1,507
Stock options and warrants	--	--	1,479	1,479
Exploration	616	--	268	884
Other income	--	--	(147)	(147)

	616	--	3,107	3,723

Earnings (loss) before income taxes	1,595	--	(3,244)	(1,649)
Income taxes recovered	--	--	(400)	(400)

Net earnings (loss)	$ 1,595	$ --	$(2,844)	$(1,249)

        The Company’s gold production is currently refined in Canada. Gold sales attributed to Nicaragua above were sold from Canada to customers in the United Kingdom or the United States but, due to the liquidity of the gold market and the large numbers of potential customers world wide, future sales may not be limited to these customers.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

(ii)	Segment Balance Sheets (thousands of dollars)

	Year ended December 31, 2004

	Limon Mine	Bellavista Project	Corporate	Total

Capital expenditures	$2,947	$21,028	$55	$24,030

	As at December 31, 2004

	Limon Mine	Bellavista Project	Corporate	Total

Cash and cash equivalents	$ 2,072	$ 761	$10,895	$13,728
Other current assets	8,351	2,354	130	10,835
Property, plant and equipment	6,168	28,140	1,599	35,907
Other non-current assets	--	150	353	503

Total assets	$16,591	$31,405	$12,977	$60,973

	Year ended December 31, 2003

	Limon Mine	Bellavista Project	Corporate	Total

Capital expenditures	$485	$615	$78	$1,178

	As at December 31, 2003

	Limon Mine	Bellavista Project	Corporate	Total

Cash and cash equivalents	$ 610	$ 18	$14,275	$14,903
Other current assets	7,908	343	847	9,098
Property, plant and equipment	5,825	6,829	1,589	14,243
Other non-current assets	--	150	329	479

Total assets	$14,343	$7,340	$17,040	$38,723

22.     SUBSEQUENT EVENTS

(a)	On January 1, 2005, the Company entered into an agreement with Seymour Exploration Corp. (“Seymour”) for the sale of certain mining leases and claims in the Lynn Lake area. The transaction is subject to due diligence by the purchaser and regulatory approvals. Upon closing of the transaction, Seymour will issue 1,000,000 Seymour common shares to the Company and grant a 2% net smelter royalty on production from the mining leases and claims to the Company.

(b)	On January 28, 2005, the Company sold the mill at the Keystone Mine to Claude Resources Inc. (“Claude”) for Cdn$100,000. Under the terms of the sale, Claude will remove all equipment from the mill site and demolish and remove the mill buildings. The gain on the sale of equipment is expected to be Cdn$100,000 and will be recorded in 2005.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

(c)	On March 3, 2004, the Company entered into an agreement with Lake Shore Gold Corp. (“Lake Shore”) for the sale of the Vogel Property. The transaction is subject to due diligence by the purchaser and regulatory approvals. Upon closing of the transaction, Lake Shore will pay Cdn$3.0 million and issue 100,000 Lake Shore common shares to the Company. Lake Shore will make a further cash payment to the Company of Cdn$500,000 when 600,000 ounces of gold have been confirmed on the property. The estimated gain on the sale of the property is expected to be Cdn$853,000 plus the value of the Lake Shore shares on the closing date. The gain will be recorded when the transaction closes.

23.    DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES

        The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The differences between Canadian GAAP and accounting principles generally accepted in the United States (US GAAP), insofar as they affect the Company’s consolidated financial statements, relate to accounting for depreciation and depletion, intangible assets, asset retirement costs, derivative instruments, investments, measurement of acquisition costs and reporting of comprehensive income.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

The following table reconciles the statement of operations amounts as reported under Canadian GAAP with those amounts that would have been reported under US GAAP:

	Years Ended December 31

(in thousands)	2004	2003
Net loss - Canadian GAAP	$(8,594)	$(1,249)
(Increased) decreased depreciation and depletion
expense(d)	415	(601)
Decreased accretion expense (f)	28	--
Increased environmental mediation (f)	(282)	(386)
Unrealized net gain on derivative instruments (b)	(44)	272
Foreign exchange loss on asset retirement obligations
settled	(149)	(18)

Net loss - before cumulative effect of change in asset
retirement obligations accounting policy	(8,626)	(1,982)
Cumulative effect of change in asset retirement obligations
accounting policy (f)	--	(1,375)

Net loss - US GAAP	$(8,626)	$(3,357)

Other comprehensive income:
Realized gains on marketable securities, net of taxes (c)	(281)	--
Unrealized gains on marketable securities, net of taxes (c)	--	297

Other comprehensive income - US GAAP	(281)	297

Comprehensive loss - US GAAP	$(8,907)	$(3,060)

Net loss per share - basic and diluted - US GAAP
Net loss per share - before cumulative effect of change in
asset retirement obligations accounting policy	$(0.07)	$(0.04)
Cumulative effect per share of change in asset retirement
obligations accounting policy (f)	--	(0.02)

Net loss per share - US GAAP	$(0.07)	$(0.06)

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

The following table reconciles the balance sheet amounts as reported under Canadian GAAP with those amounts that would have been reported under US GAAP:

	December 31, 2004			December 31, 2003

	Canadian	US GAAP	US	Canadian	US GAAP	US
(in thousands)	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP

Assets
Current
Cash and cash equivalents	$ 13,728	$ --	$ 13,728	$ 14,903	$ --	$ 14,903
Marketable securities (c)	1	16	17	443	297	740
Accounts receivable and
prepaids (b)	3,950	--	3,950	1,734	44	1,778
Product inventory	941	--	941	1,708	--	1,708
Supplies inventory	5,943	--	5,943	5,213	--	5,213

	24,563	16	24,579	24,001	341	24,342
Note receivable	353	--	353	329	--	329
Restricted cash	150	--	150	150	--	150
Property, plant and
equipment (d) (f)	35,907	(1,331)	34,576	14,243	(1,746)	12,497

	$ 60,973	$ (1,315)	$ 59,658	$ 38,723	$ (1,405)	$ 37,318

Liabilities
Current
Accounts payable and
accrued liabilities	$ 4,483	$ --	$ 4,483	$ 3,249	$ --	$ 3,249
Current portion of asset
retirement obligations (f)	1,387	(197)	1,190	587	(107)	480

	5,870	(197)	5,673	3,836	(107)	3,729
Asset retirement
obligations (f)	2,260	(38)	2,222	3,516	(531)	2,985

	8,130	(235)	7,895	7,352	(638)	6,714

Shareholders' Equity
Warrants	7,226	--	7,226	4,009	--	4,009
Agent's options	728	--	728	1,116	--	1,116
Contributed surplus (e)	2,719	64	2,783	1,479	64	1,543
Common shares (d) (h)	52,242	33,234	85,476	26,245	33,234	59,479
Comprehensive income (c)	--	16	16	--	297	297
Deficit (i)	(10,072)	(34,394)	(44,466)	(1,478)	(34,362)	(35,840)

	52,843	(1,080)	51,763	31,371	(767)	30,604

	$ 60,973	$ (1,315)	$ 59,658	$ 38,723	$ (1,405)	$ 37,318

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

The following table shows the Statement of Comprehensive Income for the years ended December 31, 2004 and 2003:

	Years ended December 31

(in thousands)	2004	2003
Opening balance	$ 297	$ --

Unrealized gains on marketable securities	--	297
Realized gains on marketable securities	(281)	--

Ending balance	$ 16	$297

Notes to the differences from US accounting principles

(a)	Stock-based compensation

Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 123 “Accounting for Stock Based Compensation” (“SFAS No. 123”), as amended by Statement of Financial Accounting Standards No. 148 “Accounting for Stock Based Compensation — Transition and Disclosure” (“SFAS No. 148”). The Company is applying the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, prospectively to all employee stock options granted after December 31, 2002. For employee stock option grants accounted for under SFAS No. 123, compensation cost is measured as the fair value of the stock option at the date of grant. This compensation cost is charged to earnings over the vesting period. For stock options issued prior to January 1, 2003, the Company will continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations (“APB No. 25”). For employee stock option grants accounted for under APB No. 25, compensation cost is measured as the excess, if any, of the quoted market price of the Company’s common stock at the date of grant over the exercise price of the options granted. This compensation cost, if any, is charged to earnings over the vesting period. The Company’s policy is to grant options with an exercise price equal to the quoted market price of the Company’s common stock.

Stock option grant expense of $1,261,000 and $1,479,000 was recognized for the years ended December 31, 2004 and 2003, respectively.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

The following reconciles net loss income to pro forma net loss as if the fair value based method of accounting for employee stock options as prescribed under the provision of SFAS No. 123 had been applied to all outstanding and unvested employee stock options, and presents reported earnings per share (“EPS”) and pro forma EPS.

	Years ended December 31

(in thousands)	2004	2003
Net loss, as presented	$ (8,626)	$ (3,357)
Add: Stock option grant expense, as	--
Reported	1,261	1,479
Less: Stock option expense, pro forma	(1,265)	(1,494)

Net loss, pro forma	(8,630)	(3,372)

Loss per share, as presented
Basic and diluted	$ (0.07)	$ (0.06)

Loss per share, pro forma
Basic and diluted	$ (0.07)	$ (0.06)

b)	Derivative instruments

Under US GAAP, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These standards include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these standards, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges.

As discussed in Note 5, the Company had previously entered into gold forward contracts and put/call options. At December 31, 2002, the fair value of these contracts has been recorded in the balance sheet with the change in fair value being included in the determination of net income for the respective periods.

In August 2004, as required by Nicaraguan law, the Company entered into a one year supply contract to purchase electricity. The contract established a price for electricity, however, the Company is only obligated to pay for the electricity consumed. The Company does not consider this contract to be a derivative instrument.

From August 2001 to August 2003, as required by Nicaraguan law, the Company entered into a series of one year contracts to purchase electricity. These contracts fixed the amount of electricity to be purchased by the Company, which was based on the estimated annual power consumption required by the Company’s mining operations. The contracts also fixed the price of electricity, which was indexed to the price of oil. Under these contracts, the Company was required to pay for the contracted quantity even if it was not consumed. The Company considered these contracts to be derivative instruments. The fair value of these contracts at December 31, 2004 was nil. The fair value of these contracts at December 31, 2003 was estimated to be $44,000 and was included in accounts receivable and prepaid expenses.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

c)	Marketable securities

Under Canadian GAAP, marketable securities are carried at the lower of cost or market. Pursuant to Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (SFAS No.115) marketable securities are to be carried at market value. For investments classified as “available for sale”under SFAS No. 115, the resultant unrealized gains or losses are included in the determination of other comprehensive income. All of the Company’s marketable securities held at December 31, 2004 were classified as “available for sale”.

d)	Depreciation and depletion

(i) Prior to 2003, the Company issued shares of common stock in connection with the acquisition of certain mining properties that was accounted for by the purchase method of business combinations. Under Canadian GAAP, the measurement date for the consideration given was the date the transaction closed. Pursuant to Accounting Principles Board Opinion No. 16 “Business Combinations”, as interpreted, the measurement date for US GAAP purposes was the day the acquisition was announced. The difference in the measurement date resulted in an increase in value of the common stock issued for US GAAP purposes by $4,635,000. This difference was allocated to property, plant and equipment with respect to the operating mine and exploration site acquired.

(ii) The Company has, for Canadian GAAP, calculated depreciation based on costs incurred to develop the mine site amortized into income based on the proven and probable reserves for the mine site. U.S. GAAP calculates depreciation on the cost incurred to develop a certain area within the overall mine site.

The difference in the book value of the operating mine and the change in the calculation of depreciation on costs incurred to develop the mine site resulted in a decrease of $415,000 in depreciation and depletion expenses during 2004 and an increase of $601,000 in depreciation and depletion expenses during 2003.

e)	Issuance of equity instruments for payment of liabilities

In connection to a royalty agreement, prior to 2002 the Company issued shares of common stock for payment of certain royalty liabilities. As required under the agreement, these shares were issued at a discount to the then current market price. SFAS No. 123 requires that such transactions be valued at the market value of the shares issued. The difference in the valuations is recorded as an increase to share capital and an increase to the retained deficit. There is no net income effect for the years ended December 31, 2004 or 2003.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

f)	Asset retirement obligations

On January 1, 2003, the Company adopted Statement of Financial Accounting Standard No. 143 “Accounting for Asset Retirement Obligations” (SFAS No. 143). In accordance with US GAAP, the cumulative effect for a change in accounting policy is reflected in the statement of operations in the year of adoption. The difference in adoption date for Canadian and US GAAP purposes has resulted in a valuation difference in the asset retirement obligation resulting from the change in exchange rates. On adoption of SFAS No. 143, The Company recorded on the balance sheet a net increase of $291,000 in property, plant and equipment and an increase in asset retirement obligations of $1,666,000. An amount of $1,375,000 was charged to income on January 1, 2003 for the cumulative effect of this accounting change. Following the adoption of SFAS No. 143, the total amount of recognized liabilities for asset retirement obligations was $3,021,000. These liabilities mainly relate to obligations at the active and inactive mines to perform reclamation and remediation activities to meet the legal requirements of existing environmental laws and regulations that govern the Company’s mining properties.

Asset Retirement Obligations – US GAAP

	Year ended	Year ended
	December 31	December 31
(in thousands)	2004	2003

Balance, beginning of period	$ 3,465	$ 3,021
Liabilities incurred	284	15
Changes in cash flow estimates	37	386
Liabilities settled	(621)	(214)
Accretion expense	247	257

Balance, end of period	3,412	3,465
Less current portion	1,190	480

	2,222	$ 2,985

g)	Income taxes

For the years ended December 31, 2004 and 2003, no income tax benefits were recorded on the US GAAP net loss reconciling items since it is not likely that the Company will realize the benefit in future periods.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

h)	Common shares

	December 31,	December 31,
(in thousands)	2004	2003

Canadian GAAP	$ 52,242	$ 26,245

Acquisition of certain mining properties (d)	4,635	4,635
Issuance of equity instruments for payment of
liabilities (e)	208	208
Reversal of reduction in the paid-up share capital on
the common shares of Black Hawk (Note 12)	28,391	28,391

	33,234	33,234

US GAAP	$ 85,476	$ 59,479

i)	Deficit

	December 31,	December 31,
(in thousands)	2004	2003

Canadian GAAP	$ (10,072)	$(1,478)

Increased depreciation and depletion expense (d)	(3,637)	(4,052)
Issuance of equity instruments for payment of
liabilities (e)	(208)	(208)
Issuance of equity instruments for payment of
liabilities (e)	(64)	(64)
Derivative instruments (b)	--	44
Asset retirement obligations (f)	235	638
Property, plant and equipment written down	(2,329)	(2,329)
Reversal of reduction in the paid-up share capital on
the common shares of Black Hawk (Note 12)	(28,391)	(28,391)

	(34,394)	(34,362)

US GAAP	$ (44,466)	$ (35,840)

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(US Dollars – unless otherwise noted)

j)	Recently released accounting standards

In 2004, the FASB issued Statement of Financial Accounting Standard No. 151 “Inventory Costs, an Amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 established standards for how an issuer measures fixed production costs and certain non-direct inventory costs when determining inventory costs. SFAS No. 151 is effective for financial periods beginning after November 1, 2004. The Company is currently assessing the impact on its financial statements.

In 2004, the FASB issued Statement of Financial Accounting Standard No. 153 “Exchanges of Non-Monetary Assets – an amendment of APB Opinion No. 29” (“SFAS No. 153”). As SFAS No. 153 amends APB Opinions No. 29 and establishes general rules for the exchange of non-monetary assets that have no commercial value. The provisions of SFAS No. 153 are effective for non-monetary exchanges after June 15, 2005. The Company is currently assessing the impact of this standard.

In 2004, the FASB issued EITF 04-06 “Accounting for Stripping Costs Incurred during Production in the Mining Industry”. The issue is how to account for stripping costs incurred during production in the mining industry. A revised pronouncement is expected on this issue. The Company is currently reviewing this issue with respect to its Bellavista Mine, which is expected to commence operations in 2005.

In 2004, the CICA issued Accounting Guideline 15 – Consolidation of variable interest entities. The purpose of the guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity in its financial statements. The guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company had no unconsolidated entities at December 31, 2004; therefore, there was no impact on the condolidated financial statements upon the adoption of this standard.

EXHIBIT 3

Glencairn Gold Corporation
Management’s Discussion and Analysis
December 31, 2004

The following discussion and analysis should be read in conjunction with the Company’s consolidated financial statements and related notes thereto which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. All dollar amounts are US dollars unless otherwise indicated.

Overview

Glencairn Gold Corporation (“Glencairn” or the “Company”) is a gold mining company that operates the Limon Mine in Nicaragua, and is constructing the Bellavista Mine in Costa Rica. The Bellavista Mine is expected to commence gold production in the second quarter of 2005. The Company owns exploration properties in Nicaragua and Canada and is engaged in exploring for gold on certain Nicaraguan properties. The Company’s objective is to become a mid-tier gold producer through development of existing mines and acquisition of operating mines and advanced development projects.

In October 2003, the Company completed a business combination with Black Hawk Mining Inc. (“Black Hawk”) and acquired the Limon mine and a large area of exploration properties in Nicaragua and the Vogel exploration project in Canada. The Vogel Project has now been placed for sale. (See Results of Operations below.) The Company also acquired the Keystone Mine that ceased operations in 2000 and is being reclaimed.

Accounting Presentation of Glencairn / Black Hawk Business Combination

The combination of Glencairn Gold Corporation and Black Hawk Mining Inc. resulted in Glencairn acquiring all the shares of Black Hawk and becoming the legal parent corporation. The Black Hawk shares were acquired by issuing Glencairn shares and resulted in the former Black Hawk shareholders holding a majority of the outstanding Glencairn shares immediately after the transaction. Under Canadian generally accepted accounting principles Black Hawk was deemed to be the acquirer and the Black Hawk financial statements form the basis of the Glencairn financial statements. Glencairn revenues, expenses, assets and liabilities, after allocation of purchase adjustments, have been consolidated, from the acquisition date of October 17, 2003 onwards, with the Black Hawk accounts.

Accounting Changes

Asset Retirement Obligations

On January 1, 2004 the Company retroactively adopted the recommendations of Section 3110, Asset Retirement Obligations, of the Canadian Institute of Chartered Accountants Handbook (“Section 3110”). Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The adjustments resulting from this change have been reflected in these financial statements on a retroactive basis.

These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in the initial measurement at fair value. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded. This differs from prior practice that involved accruing for the estimated reclamation and closure liabilities through charges to the statement of operations over the life of the mine.

This change in accounting policy has been applied retroactively and had the effect of increasing (decreasing) the following:

	2004	2003

(in thousands)
Net loss	$(1,611)	$ (334)
Opening deficit	2,588	2,922
Property, plant and equipment	299	237
Asset retirement obligations	710	2,320

Exploration and development expenditures

In 2003 the Company changed its accounting policy with respect to exploration and development expenditures to conform with common industry practice among gold producers. Significant property acquisition costs are capitalized. Exploration and development expenditures are expensed until a feasibility study has been completed that indicates the property is economically feasible. Capitalized costs are written down to “fair value” which is determined by discounting the expected future cash flows if properties are determined to be uneconomic or are placed for sale.

Previously the Company’s policy was to capitalize acquisition and exploration costs for properties with development potential until the economic viability of the project was determined. Other exploration costs were expensed as incurred. Accumulated costs relating to abandoned properties were expensed in the year of abandonment. This change in accounting policy was applied retroactively and increased exploration expense by $50,000 in 2003.

Critical Accounting Estimates

The Company’s accounting policies are described in Note 2 to the consolidated financial statements. The estimates made in applying the policies below are highly uncertain and a change in these estimates could materially impact the consolidated financial statements.

Property, Plant and Equipment

Carrying values for operating mines, development projects and exploration properties are carried at cost less depreciation, depletion and any write-downs to recognize impairment. Management reviews properties when events or changes in circumstances suggest that the carrying amount of certain long-lived assets may not be recoverable. An asset impairment charge will be required if the undiscounted cash flows do not exceed the carrying amount of the assets tested. The charge to earnings will be the difference between assets fair value and the carrying amount. Future cash flows are estimated by management based on estimated gold prices, operating costs, production volume, reclamation costs, capital expenditures and mineral reserves. Each of these variables is subject to uncertainty and risk.

Depreciation and depletion is also determined based on property, plant and equipment carrying values. Depreciation and depletion is calculated on a units of production basis over existing mineral reserves. Mineral reserves are an estimate of the quantities of economically recoverable ore and will change from time to time as a result of additional geological information, actual gold grade or recoveries different from original estimates, or gold price changes.

Reclamation Obligations

The Company is subject to environmental protection laws governing reclamation of its mine sites. These laws are continually changing and these changes may affect the procedures and costs required to complete reclamation obligations. Estimates of the fair value of the liabilities for asset retirement obligations are recognized in the period they are incurred. A corresponding increase in the related asset is recorded and depreciated over the life of the asset. However, when a change in fair value reduces future cash flows, the reduction is recorded against the related asset. If the reduction in fair value exceeds the value of the related asset, the remaining amount is reduced through earnings. Where a related asset is not identifiable with a liability, the change in fair value is charged to earnings in the period. Each period, the liability is increased to reflect the accretion (or interest) portion of the initial fair value estimate and changes in estimated cost and timing of the reclamation procedures. Actual future reclamation costs may be materially different from the costs estimated by the Company at December 31, 2004.

Contingencies

An estimated contingent loss is recorded when it is determined from available information that a loss is probable and that the amount can be reasonably estimated.

Contingent liabilities involve the exercise of judgment and an estimate of future outcomes. Contingencies are described in Note 19.

Selected Annual Information

	2004	2003	2002
Gold sales (ounces)	47,983	45,927	57,083
Average spot gold price ($/ounce)	$ 410	$ 363	$ 310
Average realized gold price ($/ounce)	$ 410	$ 332	$ 272
Cash operating costs ($/ounce)	$ 308	$ 248	$ 214
Total cash costs ($/ounce)	$ 331	$ 267	$ 227
Tonnes milled	341,234	284,116	314,567
Ore grade (g/tonnes)	5.1	5.7	6.2
Recovery (%)	84.6	88.1	86.8
(in thousands, except per share amounts)
Sales	$ 19,669	$ 16,182	$ 14,932
Cost of sales	$ 14,770	$ 11,395	$ 12,209
Net loss	$ 8,594	$ 1,249	$ 3,501
Loss per share - basic and diluted	$ 0.06	$ 0.02	$ 0.07

Cash	$ 13,728	$ 14,903	$ 754
Working capital	$ 18,693	$ 20,165	$ 4,036
Total assets	$ 60,973	$ 38,723	$ 17,268

Results of Operations

The Limon mine was the Company’s only operation during 2004 and 2003 and all sales and cost of sales were generated from that mine.

Sales increased by $3,487,000 or 22% in 2004 compared to 2003. The Company’s average realized price per ounce in 2004 of $410 was 23% higher than 2003 and gold sold in 2004 increased by 2,056 ounces or 4%. In 2003 there was 19,430 ounces of gold sold under hedge agreements at lower than spot prices. These hedge agreements were completed in mid-2003 and the Company is currently unhedged.

Cost of sales increased by $3,375,000 or 30% and cash operating costs increased by $60 to $308 in 2004 compared to 2003. A work stoppage, illegally taken by dissident workers, limited production at Limon during the first quarter of 2003. Since that time operations have returned to normal and while tonnes milled increased by 20% to 341,234 tonnes in 2004 grades fell 11% to 5.1 grams per tonne. Limited development in 2003 restricted work areas available in 2004 and more mill feed came from open pit material in 2004. The open pit ore had significantly lower grades than the underground ore. Operating expenses in 2004 were also significantly higher for items such as oil related products, supplies and employee costs.

General and administrative expense increased by 164% to $3,978,000 in 2004. The Company became more active since the merger with Black Hawk in October 2003 and commencement of construction at Bellavista in December 2003. The largest increase was in salaries with the increased head office staffing but significant increases also occurred in investor relations, consulting and travel.

Exploration expense increased significantly as planned in 2004. Most exploration occurred around the mine area at Limon to prove up new areas and convert resources to reserves. This exploration activity resulted in an increase of ore reserves from two years’ worth of production at the end of 2003 to over five years worth of production at the end of 2004. Exploration was also conducted on the Vogel Project in Timmins and with the information developed it was decided to place this property for sale. Subsequent to year end an agreement was reached to sell the Vogel Project, subject to due diligence by the purchaser, for cash consideration of Cdn$3,000,000 and shares in the purchaser.

Related Parties

During the past two years Breakwater Resources Ltd. and the Company had several directors and officers in common. At December 31, 2004 three Breakwater directors remain directors of the Company. At times in the past two years Breakwater has provided the following services to the Company: management of the Limon Mine; purchasing and logistics for the Limon Mine and the Bellavista Project; sale of certain supplies to the Limon Mine and office space for the head office staff. The Limon management contract was negotiated when a former mine manager left and Black Hawk was pursuing a merger arrangement. The purchasing arrangement provides cost savings from Breakwater’s economies of scale in purchasing. The contracts were made on commercially acceptable terms. In 2004 the Company incurred expenses of $110,000 (2003 — $335,000) for these services and purchased supplies of $367,000 (2003 — $396,000). The Company has an ongoing contract for purchasing and logistics for the Limon and the Bellavista mines and purchases certain supplies for Limon from Breakwater.

A director and officer of the Company was a director of Wheaton River Minerals Ltd. In 2003 mining equipment was purchased from Wheaton River at a cost of $50,000 and 600,000 common shares of the Company with a value of $200,000.

Cash Flows

Operating activities used $7,108,000 in 2004 and $633,000 in 2003. Cash flows from the Limon Mine operations remained approximately constant as the increased gold price and small increase in gold ounces sold were offset by higher costs. Exploration and general and administrative expenses were the largest factors in the increased operating cash flows. In addition an increase non-cash working capital was required as Bellavista placed deposits for equipment orders and Limon increased its supplies inventory.

Financing activities generated $28,702,000 in 2004 from two prospectus issues of units consisting of shares and warrants. Proceeds from the issues are being used for Bellavista Mine construction, Limon Mine equipment, and working capital requirements. In 2003 two private placements of shares provided $13,661,000.

Investing activities required $22,769,000 in 2004. Investing activities comprised mostly $21,028,000 in capital expenditures for Bellavista construction, which began in December 2003, and $2,947,000 in capital expenditures at the Limon Mine. Investing activities in 2003 provided cash of $1,121,000 from cash acquired on the merger with Black Hawk and from the sale of marketable securities. Investment in property, plant and equipment was $1,178,000 in 2003.

Liquidity and Capital Resources

The Company had cash of $13,728,000 and working capital of $18,693,000 at December 31, 2004. In 2005 the Company will complete construction of the Bellavista Mine and it intends to continue exploration activities at the Limon Mine to increase reserves. As announced previously Bellavista construction costs are more than planned and commencement of operations has been delayed until the second quarter of 2005. To complete the Bellavista Mine, continue exploration at Limon and to ensure a minimum cash balance the Company will require additional funds in 2005 of approximately $4,000,000. The Company is in discussion with a lender to provide these funds and it expects to conclude an agreement soon. Beyond 2005 both mines will be in operation and they will, in total, produce over 100,000 ounces of gold per year. Cash flows will then be adequate to both quickly repay the loan and provide all future funding currently expected to be required by the Company.

Risks

Gold price – The Company’s sole product is gold and the gold price realized largely determines the Company’s profitability. Markets worldwide set the price of gold and may be affected by the value of the US dollar relative to other currencies, central banks sale of gold, political and economic events, supply and demand and many other factors. Since 2001 the gold price has generally been increasing and many gold analysts predict further rising prices in the coming years. The Company currently has no gold hedges to protect against falling prices and intends not to hedge in the foreseeable future.

Currency risk – Many of the Company’s costs are denominated in currencies other than the US dollar. An increase in these currencies would increase operating or capital costs. The Nicaraguan Cordoba and the Costa Rican Colon are the main currencies used by the Company. Currently both these currencies are linked to the US dollar by exchange rates managed through their central banks that reduce the value of the currency on an orderly basis. No currency hedges are in place or contemplated.

Reserves, exploration and development – Replacement or expansion of mineral reserves are required to continue mining operations. The Limon Mine has operated for several decades but has rarely had more than two years of future reserves at any time. Exploration and development at Limon is an ongoing challenge that must replace reserves regularly to ensure continued production. In addition the Company is seeking to add reserves through joint venture exploration at other Nicaraguan sites. Mineral exploration involves many risks. Exploration expenditures may not produce additional reserves.

Bellavista construction risk – The Company’s largest asset when completed will be the Bellavista mine. The Bellavista project is under construction and subject to risks that may delay completion or increase costs such as weather or supplier increases.

Environmental – Environmental laws regulate the Company’s mining operations and reclamation activities. The Company complies with current operating rules and has plans to reclaim its sites based on current legislation. Future changes to these laws may result in increased operating or reclamation costs or require financial deposits to guarantee reclamation.

Political and economic risk – Operations are based in Nicaragua and Costa Rica. Both are developing countries that have higher political and economic risk than developed countries.

Tax risk — The Company’s current tax structure involves significant amounts of inter-company debt that generates interest expense and serves to reduce earnings and therefore taxes in foreign jurisdictions. While management does not believe that there is a significant risk to the Company’s tax structure, there can be no assurance that taxation authorities will not seek to challenge the structure in the future.

Contingencies

Contingencies are listed in Note 19 to consolidated financial statements. The Company does not believe these contingencies will have a material affect on the Company’s operations.

Summary of Quarterly Results
(in thousands except per share amounts)

2004	Q1	Q2	Q3	Q4

Sales	$ 4,245	$ 4,806	$ 5,323	$ 5,295
Net loss	($2,742)	($3,320)	($2,209)	($ 323)
Loss per share - basic and diluted	($ 0.02)	($ 0.03)	($ 0.02)	($ 0.00)

2003	Q1	Q2	Q3	Q4

Sales	$ 2,967	$4,347	$4,483	$ 4,385
Net earnings (loss)	($ 904)	$ 152	$ 684	($1,181)
Earnings (loss) per share - basic and diluted	($ 0.02)	$ 0.00	$ 0.01	($ 0.01)

Sales declined and losses increased significantly in the first quarter of 2003 due to the strike at the Limon mine discussed above.

Fourth Quarter 2004 Review

Sales increased by $911,000 in Q4 2004 compared to Q4 2003. Gold sold decreased by 197 ounces but the realized price increased $80 to $432 per ounce.

Cost of sales increased by $1,033,000 or 38% in Q4 2004 compared to Q4 2004 and cash operating costs increased by $88 to $306 per ounce. Tonnes milled increased in Q4 2004 and lower grades and higher operating costs for fuel, power, staff and supplies all contributed to the increase in both cost of sales and cash operating costs per ounce.

Bellavista construction continued to progress during the quarter. All leaching facilities and roadwork was completed. All major equipment was on site and was being installed. The mining contractor’s fleet was on site and ready to start mining.

Development work on the Santa Pancha zone at the Limon Mine commenced during the quarter.

Non-GAAP Performance Measures

The Company has included the non-GAAP performance measures below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

	2004		2003
	Cash Operating Cost	Total Cash Cost	Cash Operating Cost	Total Cash Cost

Statement of Operations (000's)
Cost of sales	$14,770	$14,770	$11,395	$11,395
Royalties and production taxes	--	1,131	--	875

Cost base for calculation	$14,770	$15,901	$11,395	$12,270

Gold sales (ounces)	47,983	47,983	45,927	45,927
Cost per ounce	$ 308	$ 331	$ 248	$ 267

Outstanding Share Data

The following common shares and convertible securities were outstanding at March 8, 2005:

Security	Expiry Date	Exercise Price (Cdn$)	Securities Outstanding	Common Shares on Exercise

Common shares				154,618,309
Warrants	Nov. 26/08	1.25	30,862,500	30,862,500
Warrants	Mar. 18/05	0.65	7,417,313	7,417,313
Warrants	Apr. 15/05	0.65	1,870,662	1,870,662
Agents options 1	Mar. 18/05	0.45	622,222	622,222
Warrants on above options	Mar. 18/05	0.65		558,195
Agents options	Nov. 26/05	0.85	1,352,500	1,352,500
Options - Glencairn plan	Nov. 21/06 to
	Feb. 10/10	0.30 to 0.95	12,183,000	12,183,000
Options - Black Hawk plan	Jun. 29/05 to
	Jul. 13/13	0.23 to 2.25	921,665	921,665

				210,406,366

Note 1: These agent’s options above are convertible into one common share and one half-share purchase warrant. Each full warrant is exercisable into a common share at the price indicated in the table.

FORWARD-LOOKING STATEMENTS: This management discussion contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

March 8, 2005